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                    [Muldoon Murphy & Aguggia LLP Letterhead]



                                 August 8, 2007




Mr. Michael Clampitt
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:      New North Penn Bancorp, Inc.
                  Form S-4, File No. 333-143600


Dear Mr. Clampitt:

         On behalf of New North Penn Bancorp, Inc. (the "Company"), please find enclosed an acceleration request for the above-referenced registration statement. This will confirm that typographical errors on pages 40, 43, 47 and 48 will be corrected in the printing of the final prospectus, which will be filed pursuant to Rule 424(b).

                                        Very truly yours,

                                        MULDOON MURPHY & AGUGGIA LLP

                                        /s/ Aaron M. Kaslow

                                        Aaron M. Kaslow

Enclosure


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                         [New North Penn Bancorp, Inc.]



                                 August 8, 2007



U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

         Re:      New North Penn Bancorp, Inc.
                  Registration Statement on Form S-4
                  Request for Acceleration of Effectiveness
                  File No. 333-143600

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, New North Penn Bancorp, Inc. (the "Company") hereby requests that said Registration Statement on Form S-4 be declared effective on August 10, 2007, at 4:30 p.m. or as soon thereafter as practicable.

         Furthermore, the Company hereby acknowledges that:

              o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

              o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

              o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

         If you have any questions regarding this request, please telephone Joseph J. Bradley or Aaron M. Kaslow of Muldoon Murphy & Aguggia LLP at 202.362.0840.

                                        Very truly yours,

                                        NEW NORTH PENN BANCORP, INC.

                                        /s/ Frederick L. Hickman

                                        Frederick L. Hickman
                                        President and Chief Executive Officer

cc: Michael Clampitt, Securities and Exchange Commission